SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

VOTORANTIM CELULOSE E PAPEL S.A.
ANNOUNCES NEW STOCK BUYBAK PROGRAM

São Paulo, May 17, 2005 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp and paper producers in Latin America, today announced that its Board of Directors has authorized a buyback program of shares issued by the Company under the following conditions:

Objective of the buyback program

Open market repurchase of VCP preferred shares, to be held in treasury and sold and/or cancelled at a future date;

Volume of shares to be acquired

Up to 8,000,000 (eighty million) preferred shares, representing an amount below the legal limit (10% of the total outstanding shares);

Criteria for the acquisition

Based on the Company’s current share price on the Stock Exchanges it is listed and the Company’s available funds;

Buyback terms

Up to 365 days from May 17, 2005, ending at May 16, 2006;

Total outstanding preferred shares

85,880,244 preferred shares, according to CVM Instruction nr. 10/80;

Total treasury shares

Currently the company holds 30,799 preferred shares, acquired in previous buyback programs.

Intermediary financial institutions

Itaú Corretora de Valores S.A. and Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

Votorantim Celulose e Papel S.A. - VCP is one of the largest producers of pulp and paper in Brazil both in terms of net revenues and total assets, and leading Brazilian producer of printing, writing and specialty papers. VCP is an integrated company that uses appropriate technology for each of its processes, which assures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer